FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wiltshire Boulevard, Suite 420
Beverly Hills, California 90211
Office: 310-659-9411 Fax: 310-659-9472
_______________________________________________________________________________________________________________

February 25, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop ____
Washington, D.C. 20549-0405

Re:          Family Room Entertainment Corporation
Form SB-2 filed December 23, 2004
File No. 333-121628

Via Fax: 202-942-9527
Phone: 202-942-2931

Dear Ms. Losert:

Included are the responses to the comments listed on the SEC letter dated January 19, 2005.

General

1. We note that you intend to register 49,375,000 shares of common stock that are issuable upon conversion of an aggregate $2,000,000 in convertible debentures issued in connection with a November 2004 financing involving the seeking security holder, Longview Equity Fund. We also note that in your footnote disclosure to the calculation of registration fee table, you indicate that the conversion feature includes a 50% reserve and one year of interest at a fixed conversion price of $.15 per share at the investors election or at Family Room Entertainment’s election. Please explain.

Footnote disclosure revised.

Please see comment two below for explanation of the reserve and for the share calculation.

2. Please tell us why you refer to 15,635,000 reserve shares on the cover page and 18,125,000 reserve shares in you offering section.

This difference in reserve shares was an error and has been revised.

The number of shares underlying the convertible notes being registered is calculated as follows:

The subscription agreement calls for a total reserve of 150% of the shares required to convert out the notes be set aside and registered.

The conversion terms are basically the lower of $0.15 or 80% of the average of the five lowest closing bid prices of the common stock on the principal market for the twenty trading days before but not including the conversion date.

Assuming a market price of $.08 with a conversion rate of 80% of market, the conversion price would be $.064.

$2,000,000 divided by $.064 is 31,250,000 shares times 150% (reserve requirement) equals 46,875,000 shares underlying the convertible notes to be registered.

3. Please further organize the disclosure in this section to comply with the requirements of Rule
421(d) of Regulation C.

The preliminary prospectus page has been rewritten to comply with Rule 421(d) of Regulation C. (see page three).

Prospectus Summary, Pages 1-7

4. We believe that you should be able to describe your activities more precisely than you do. Your activities appear to require less than a $1 million in revenue and less than $300 in cash as of your most recent audited year. That does not seem like a lot for “key aspects of motion picture entertainment, including production, production services, finance and distribution.” Either revise to more closely describe what you do or supplementally advise us how you are able to do the broader description on you budget.

FMLY’s activities have been rewritten to properly reflect current business activity and strategy.

5. We suggest that you disclose here that you have a total of six employees to help provide a context for the discussion of your subsidiaries.

Disclosure added.

6. Also disclose the amount of revenues and income/loss attributable to each subsidiary for the past audited period.

FMLY records and tracks revenues and expenses on a consolidated basis. All company employees perform services for all subsidiaries; however, no procedures are in place to track those expenses on a subsidiary by subsidiary basis.

Disclosure has been added.

7. When you discuss your revenues and income/loss, please also disclose the fact that your principals are not drawing salaries to help put those numbers in context.

Disclosure added.

Risk Factors, page 6.

8. Please discuss the risks of dilution to existing stockholders.

Risk factor added, see page 9.

The production, completion and distribution of feature films require a significant amount of capital, page 6.

9. Please quantify the average amount needed for each of these categories for a typical Hollywood film so that the investors can gauge your ability to perform these functions.

This risk factor has been removed - FMLY brings third parties in to finance the production, completion and distribution of feature films. If a third party to finance the project is not located, the project is not entered into by FMLY.

Risks related to our stock, page 8

10. Please add a risk that your method of funding by issuing debt that converts at either a fixed low price or at a discount may have the effect of setting a ceiling on your stock as investors convert and sell in large amounts.

Risk factor has been added. Please see page 9.

Dilution - Page 9

11. Supplementally demonstrate how you obtained each of the per share figures included in your dilution table. Specifically, please show us your computation of net tangible book value before and after the offering, both at gross and on a per share basis. Illustrate how you derived the $1,766,139 net proceeds received from the sale. Indicate the number of outstanding common shares assumed to be outstanding before and after the offering. Finally, please tell us what the “Offering Price per share of Common Stock” represents. We have further comment upon review of your response.

The explanations requested are below and have been updated for December 31, 2004.

We have removed this risk factor form the prospectus for two reasons:

1.	There is already an existing risk factor that discusses dilution.
2.	This risk factor is highly technical and difficult to understand and therefore does not comply with Rule 421(d) of Regulation C.

a. Concerning the $1,766,139 proceeds received from the sale of stock. This language is incorrect. These funds were received from the issuance of the convertible notes.

b. The number of shares outstanding before the offering is - 89,537,254. The number of shares outstanding after the issuance of all possible shares underlying the convertible notes converted at a current market price of $0.075 is as follows.

Market price:      $0.075
Discounted price (80%):                                                 $0.060
$2,000,000 / $0.06 (conversion calculation):                 33,333,333 shares
Total shares outstanding:                                               89,537,254 shares
Total shares outstanding after issuance of shares
                underlying the convertible notes:                                122,870,587 shares

c. The offering price used of $0.08 per share of common stock, represented the discounted market price at the time the prospectus was prepared. It has since changed.

The updated Offering price has been revised to the current discounted price of $.06

Dilution

Assuming there was no change in the net tangible book value (net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities) of FMLY after December 31, 2004 and taking into consideration approximately $1,766,139 net proceeds received from the issuance of the convertible notes, our adjusted net tangible book value as determined after the receipt of net proceeds from the issuance of the notes will be $0.015 per share of common stock. This represents an immediate increase in our net tangible book value of $0.007 per share of Common Stock to the Existing Stockholders, and an immediate dilution of $0.045 per share to the investors purchasing shares of common stock in this offering (the “New Stockholders”).

The following table illustrates this per share dilution at December 31, 2004:

Offering Price per share of Common Stock ……………………………………………	$.06

Adjusted net tangible book value (deficit) per share of
Common Stock at December 31, 2004
Before this Offering (1) …………………………………………………………….	$0.008

Increase attributable to the Offering…………………………………………………..	$0.003

Adjusted net tangible book value (deficit)
per share of Common Stock
After this Offering (and issuance of shares underlying the convertible notes) (2)….	$0.011

Dilution in adjusted net tangible book
value per share of Common Stock
to New Stockholders………………………………………………………………….	$0.049

(1)  Adjusted net tangible book value (deficit) per share of Common Stock at December 31, 2004 before this offering:

Total Assets at 12/31/04         $3,902,986
    Less net funds received for note issuance:                        -1,766,139
Adjusted Net Assets at 12/31/04                                         $2,136,847

Total Liabilities at 12/31/04                                                   $2,523,491
Less Convertible notes                                                          -1,143,808
Adjusted liabilities at 12/31/04                                             $1,379,683

Adjusted net tangible book value at 12/31/04                     $ 757,164
Shares outstanding at 12/31/04                                           89,537,254
Adjusted net tangible book value (deficit) per share               $.008

(2) Adjusted net tangible book value (deficit) per share of Common Stock after this offering (and issuance of shares underlying the convertible notes):

Total Assets at 12/31/04                                                      $3,902,986
Total Liabilities at 12/31/04                                                  $2,523,491
Net tangible book value  at 12/31/04                                 $1,379,495
Estimated shares outstanding after offering                  122,870,587
Net tangible book value (deficit) per share                               $.011

Use of Proceeds, Page 12

12. We note that you plan to use approximately $2.9 million to purchase acquisition rights and or for independent film productions. To the extent feasible, please provide disclosure as required by instruction 2 of Item 504 of Regulation S-B.

The use of proceeds will be used for projects that have not been determined at this point.

Acquisition of rights to and/or independent film productions are done on a project by project basis. These projects are reviewed on a daily basis and can take weeks to months before an investment decision is made. Additionally these projects usually cannot be announced until all the transaction pieces are in place, such as financing, co-producers, actors, director, etc., because a premature announcement could result in a breach of contract and/ or the project falling apart.

FYI: All deals that FMLY has entered into have been announced.

Disclosure added.

Liquidity and capital resources, page 14.

13. Please quantify your cash requirements for the next twelve months and for longer than one year.

FMLY’s estimate of net cash requirements for overhead for the next twelve months subsequent to February 2005, is approximately $95,000 (includes the above fixed cost estimate of $46,066) a month for a twelve total of $1,140,000. The Estimate of cash inflow (net of film cost and fees) from operations for that time period from projects currently in place is estimated to be approximately $1,300,000. We are unable to estimating beyond this twelve month period because we are still in negotiation on a number of projects.

14. We note that your discussion that management believes that your current assets will be sufficient to meet operating expenses and capital expenditures. We also note that you state on page 16 that the Company’s work force is expected to remain the same level over the next twelve months. The Company has not generated cash from operations during the two years ended June 30, 2004, and has approximately$3 million in S, G &A expenses for the year ended June 30, 2004, and has approximately $425 thousand in current assets at September 30, 2004 as well as financing of approximately $1.7 million as of November 17, 2004. It is not clear to the reader how you intend to finance operations for at least the next twelve months given the conditions noted above. Management’s discussion and Analysis is intended to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management and should provide the context within which the financial statements should be analyzed, including known trends, events, demands, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In particular, the liquidity and Capital Resources section should emphasize your planned needs for cash required and resources of cash. Please expand your discussion in this area to include a discussion of the following:

•	The amounts considered to be fixed on-going costs of the business and how management intends to finance those costs.
•	The amounts you believe will be required to be raised to fund the business. This should also include any plans that address the need for funds to finance future filmed entertainment acquisitions.
•	Include a discussion that incorporates the most important matters on which you focus in evaluating financial condition and operating performance.
•
MD&A should not be merely a restatement of financial statement information in narrative terms. Accordingly, provide a discussion of why the material items noted in the cash flows discussion changed in the manner that they did during the periods presented.

The first three bullet points are addressed on pages 18 and 19. Please see the enhanced MD&A discussion for the three and six month periods ended December 31, 2004 and 2003.

Our Business, page 18

15. Please clarify and expand disclosure to provide more specific information on the following statements:

-	Technological developments … could make competing delivery systems economically viable and could significantly impact the home video market and generally, as a consequence, FMLY’s home video revenues.

-	New Technologies, page 23. However, as a holder of entertainment copyrights, the FMLY monitors these new media possibilities.

-	FMLY Feature Film Production, page 24. Define “gap” financing and “completion bonds.”

1. Technological developments - revised (see page 23)

2. New Technologies - revised (see page 24)

3. FMLY Feature Film Production - Revised - Gap financing and completion bonds are not used by FMLY and have therefore reference to these terms have been removed.

FMLY Feature Film Production, page 24

16. Quantify the percentage of your revenues attributable to each of the tasks you mention in the third sentence of this section.

Please refer to note 3 of our accompanying financial statements and past filings for a breakout of the revenue by film by service performed.

17. Revise the table that begins on page 25 into separate tables based on what function you performed and disclose the percentage of revenues on dollar amount you received from each.

Table revised to show the functions performed by FMLY for each project. This schedule was intended to be merely a history of key FMLY projects. We did not show revenues for two reasons: 1) the revenues on these projects have been recognized over several years and have been detailed each period in the footnote schedules, 2) because the revenue on these projects have been recognized over several years, to show revenue figures might be confusing to the reader because the figures would not tie to the included financials. As such the title to this schedule has also been revised to clearly show that it is a representation of a chronological history of FMLY projects.

18. Revise the first bullet on page 26 to explain why you believe the film will not have an overall positive impact on your bottom line.

Revised.

19. We note that the third bullet point on page 26 refers to “our” latest Steven Seagul action picture. Please revise to clarify precisely how it is “your” picture. Do you mean that you will get 100% of the profits after salaries are paid? Similarly revise each bullet which might confuse an investor because of ambiguous language, in event that you will receive less than 100% of the profits from the film you name.

Revised.

20. Revise the fourth bullet to disclose the amount you received from the completion of the first cycle of distribution of the two films.

Revised to clearly explain what is meant by first cycle. Here a producer fee was originally received but no revenue was received for the first cycle.

Executive Compensation, page 37

21. Please indicate that you are also providing for fiscal year 2002 as your tables illustrate.

Revised

22. Please revise to remove reference to “missing graphic reference” and provide omitted footnote disclosure,

Revised

Certain Relationships and Related Transactions, page 39

23. For the following, please revise to disclose the name of the person, their relationship to you, the nature of the person’s interest in the transaction and the amount of such interest relating to the production fees and certain contractual agreements with third party film producers during:
- the six months ending December 31, 2002;
- three months ended September 30, 2003;
- and fiscal year ending June 30, 2004,

1. the six months ending December 31, 2002 - This was an incomplete sentence that should have been removed. Revised.

2. three months ended September 30, 2003- - This was an incomplete sentence that should have been removed. Revised.

3. and fiscal year ending June 30, 2004 -  Disclosure revised.

Selling Shareholders, page 40

24. Please reconcile the disclosure indicating that you will not receive any proceeds from the exercise of the warrants with your statements on page 10 where you state that if the warrants are exercised, the maximum proceeds you will receive are $3,900,000.

1.	With the removal of 5,000,000 warrants, the above figure changes to $3,500,000.
2.	Selling shareholder section has been revised.

Recent Sales of Unregistered Securities, page 47

For each transaction you describe as deemed to be exempt under section 4(2) of the Securities Act of 1933 or Rule 506 of Regulation D as a sale of securities not involving a public offering, describe the facts relied upon to make the exemption available.

Revised

Financial Statements

Note 3. Accounts Receivable, page F-14

26. Supplementally explain the specific nature of the accounts receivable. Exactly what did your costumer acquire from you? In this regard, it appears that you recorded an $82,500 reserve balance against a customer receivable in fiscal 2003. Please supplementally explain why this reserve was necessary, and describe the reasons that you continue to do business with that customer in fiscal 2004.

The reserve was recorded primarily for $70,000 of producers fees billed in connection with the “Cutaway” project. The payment was tied-up when the original company FMLY had contracted with, Cutting Edge Entertainment was sold and FMLY could not obtain payment from the new owners, Splendid Films. The Company no longer does business with Splendid Films.

Disclosure revised to reflect the reasons for the reserve

Notes to the Consolidated Financial Statements

27. The amount of royalty revenue is material and represents approximately 50% of revenue for the year ended June 30, 2004. Please expand your revenue recognition policy to separately address royalty revenue and any other ancillary revenue streams that are material or are expected to be material in the near future.

Disclosure revised as requested.

Related Party Transactions - page F24

28. We noted that the Company’s CEO and COO share producer’s fees with the Company and that these amounts are not included in the financial statement of the Company. It appears that these amounts should be recorded as both revenue to the Company and compensation to the employees, at a minimum. Please supplementally describe to us your rationale for this accounting.

The footnote has been revised to accurately reflect the nature of the compensation arrangement with our CEO and COO. The disclosure was not accurate as 100% of the revenue has been reflected in the financial statements and the CEO and COO’s share is presented in operating costs - amortization of film costs.

Note 4. Film Costs, pages F-14 and F-15

29. We assume that these schedules pertain exclusively to theatrical films as contemplated by paragraph 52 of SOP 00-2. Please revise the filing to clarify.

Disclosure added as requested in Note 4.

30. You appear to have transferred film costs from the “Released” column to the “Pre-Production” column in fiscal 2004. Supplementally explain why such a transfer would be necessary. Was there any related impact upon film cost amortization and/or write-offs? Why or why not?

The $76,312 of film costs that were transferred from “Released” to “Pre-Production” was the result of an improper summarization, by category, of film costs for presentation in the financial statements at June 30, 2003. Total film costs and film cost amortization were correct at both June 30, 2004 and 2003; however, the transfer was necessary to make the film cost schedule roll from year to year and have the year-end amounts reflect the proper make-up of the costs. There was no impact on total film cost amortization/write-offs because the costs were properly amortized, the $76,312 was, however, presented in an improper category at June 30, 2003.

31. Please discuss the events and circumstances that resulted in each of the individually significant project write offs recorded in fiscal 2003 and 2004. Indicate the stage of development of each such project and whether any related costs remained on your books.

Disclosure added as requested

Sincerely,

/s/ George Furla
George Furla
Chief Executive Officer